UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Michael Baker Corporation

(Name of Subject Company)

Michael Baker Corporation

(Name of Persons Filing Statement)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

057149106

(CUSIP Number of Class of Securities)

H. James McKnight

Executive Vice-President, Chief Legal Officer & Corporate Secretary

Michael Baker Corporation

Airside Business Park

100 Airside Drive

Moon Township, Pennsylvania 15108

(412) 269-2532

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Michael C. McLean, Esq.

Kristen L. Stewart, Esq.

K&L Gates LLP

K&L Gates Center

210 Sixth Avenue

Pittsburgh, Pennsylvania 15222-2613

(412) 355-6458

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of four slides contained within an employee webcast presentation titled “Q2 2013 Update”, dated August 8, 2013, delivered to employees of Michael Baker Corporation (“Baker”), relating to the proposed acquisition of Baker by Integrated Mission Solutions, LLC (“IMS”), an affiliate of DC Capital Partners, LLC, and Project Steel Merger Sub Inc., a wholly owned subsidiary of IMS (“Merger Sub”), pursuant to the terms of an Agreement and Plan of Merger, dated July 29, 2013, by and among Baker, IMS and Merger Sub.

The slides referenced above were first used or made available on August 8, 2013.

Important Information About the Tender Offer

This filing is not an offer to purchase or a solicitation of an offer to sell securities of Baker. The planned tender offer by IMS for all of the outstanding shares of common stock of Baker has not been commenced. On commencement of the tender offer, IMS will mail to Baker’s shareholders an offer to purchase and related materials and Baker will mail to its shareholders a recommendation statement with respect to the tender offer. IMS will file its offer to purchase with the Securities and Exchange Commission (“SEC”) on Schedule TO, and Baker will file its recommendation statement with the SEC on Schedule 14D-9. Baker shareholders are urged to read these materials carefully when they become available, since they will contain important information, including the terms and conditions of the offer. Baker shareholders may obtain a free copy of these materials (when they become available) and other documents filed by IMS or Baker with the SEC at the website maintained by the SEC at www.sec.gov. These materials also may be obtained (when they become available) for free by contacting the information agent in the tender offer (when one is selected).

Note with respect to Forward-Looking Statements:

This filing contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the acquisition and the expected timing of the completion of the transaction. When used in this press release, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction and the risk that the transaction will not close. Factors that could cause actual results to differ materially include the following: the risk that a majority of Baker shares do not tender their stock in the tender offer, the risk that the company experiences a material adverse change giving IMS the right not to close the transaction, the risk that IMS is unable to close on its financing and the risk that Baker’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction. Baker does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors that could affect Baker’s financial results is provided in documents filed by Baker with the SEC, including Baker’s recent filings on Form 10-Q and Form 10-K.

Excerpt Slides from Baker Employee Webcast

Baker/IMS Merger

Our recently announced transaction with Integrated Mission Solutions (IMS) will be implemented by a tender offer which is expected to commence later this month. When it does commence, an offer to purchase and recommendation statement will be mailed to shareholders and filed with the SEC. Those documents will contain important information about the transaction and we encourage you to read them. Until the documents are filed, we will limit our statements about the IMS merger to what is contained in our recently filed 8-K and press release.

This communication is not an offer to purchase or a solicitation of an offer to sell securities of Baker. Baker shareholders will be able to obtain a free copy of the offer to purchase and Recommendation statement (when they become available) and other documents filed by IMS or Baker with the SEC in connection with the tender offer/merger at the website maintained by the SEC, www.sec.gov. These materials also may be obtained (when they become available) for free by contacting the information agent in the tender offer (when one is selected).

Baker/IMS Merger Agreement

¡	Followed 7-Month Review by Board

¡	Outstanding Value for All Shareholders – Including Employees

¡	Tender Offer to Begin in Late August

¡	Expected to Close in Late September/Early October

Baker/IMS Merger Commitments

¡	Baker Name Retained

¡	Moon Township HQ Retained

¡	Salaries & Benefits Stay Basically Same for One Year (Routine Changes Expected)

¡	401(k) & ESPP – Answers Provided

¡	Organization & Staffing Stay Essentially Same for One Year

Baker/IMS Merger

Message to Clients …

Business As Usual!